Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among

SOLTERRA RENEWABLE TECHNOLOGIES, INC.

a Delaware corporation,

HAGUE, CORP.

a Nevada corporation,

and

SHAREHOLDERS IDENTIFIED HEREIN

October 15, 2008

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (“Agreement”) is entered into as of October 15, 2008, by and among Solterra Renewable Technologies, Inc., a Delaware corporation (“Solterra”) located at 14220 E. Cavedale Road, Scottsdale, AZ 85262, the Shareholders of Solterra, namely Stephen B. Squires and the other stockholders identified at the foot of this Agreement (collectively the “Solterra Shareholders”) with an address c/o Solterra, 14220 E. Cavedale Road, Scottsdale, AZ 85262, Hague Corp., a Nevada corporation, (“Hague”) located at 1865 Portage Avenue, Winnipeg, Canada A2 R3J 0H2 and Stephen B. Squires as Solterra Shareholders’ Representative with an address c/o Solterra, 14220 E. Cavedale Road, Scottsdale, AZ 85262 and Gregory Chapman as “Indemnitor” pursuant to Article X with an address at c/o Solterra, 14220 E. Cavedale Road, Scottsdale, AZ 85262.

Certain other capitalized terms used in this Agreement are defined in Article 1.

STATEMENT OF PURPOSE AND RECITALS

A.              Solterra and Hague intend to effect a Stock Exchange in accordance with this Agreement and applicable state law (the “Exchange”).  Upon consummation of the Exchange, Hague will own 100% of Solterra.  Solterra’s principal asset is a license agreement with William Marsh Rice University.

B.              It is intended that the Exchange qualify as a tax-free reorganization within and/or the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE") or as a tax-free exchange pursuant to Section 351 of the Code.  For accounting purposes, it is intended that the Exchange be treated as a "pooling of interests."

C.              This Agreement has been approved by the respective boards of directors of Solterra and Hague, and subject to stockholder approval of each constituent corporation to the extent required by law.

D.              In the event that it is determined by Solterra prior to closing that the Exchange Transaction may not tax free to all parties without a merger taking place, then Hague Corporation shall form a Delaware merger sub into which Solterra shall be merged with Solterra as the surviving corporation. In this event, Solterra’s Certificate of Incorporation and By-Laws shall become the surviving corporation’s Certificate of Incorporation and By-Laws. In addition, closing shall occur upon the filing of an appropriate Merger Certificate in the State of Delaware.

ARTICLE I

DEFINITIONS

 “Accounts Receivable” means all trade and other accounts receivable and other Indebtedness owing to any company.

 “Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person.  The term “control” means (a) the possession, directly or indirectly, of the power to vote 10% or more of the securities or other equity interests of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, by contract or otherwise, or (c) being a director, officer, executor, trustee or fiduciary (or their equivalents) of a Person or a Person that controls such Person.

“Closing Balance Sheet” means a consolidated balance sheet of the Companies as of the Closing Date an prepared in accordance with GAAP (as in effect on the date hereof) and, to the extent consistent with GAAP (as in effect on the date hereof), in a manner consistent with the Interim Balance Sheet.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code § 4980B.

“Code” means the Internal Revenue Code of 1986.

“Confidential Information” means information concerning the businesses or affairs of any company, including information relating to license agreements, customers, clients, suppliers, distributors, investors, lenders, consultants, independent contractors or employees, price lists and pricing policies, financial statements and information, budgets and projections, business plans, production costs, market research, marketing, sales and distribution strategies, manufacturing techniques, processes and business methods, technical information, pending projects and proposals, new business plans and initiatives, research and development projects, inventions, discoveries, ideas, technologies, trade secrets, know-how, formulae, designs, patterns, marks, names, improvements, industrial designs, mask works, works of authorship and other Intellectual Property, devices, samples, plans, drawings and specifications, photographs and digital images, computer software and programming, all other confidential information and materials relating to the businesses or affairs of such company, and all notes, analyses, compilations, studies, summaries, reports, manuals, documents and other materials prepared by or for such company containing or based in whole or in part on any of the foregoing, whether in verbal, written, graphic, electronic or any other form and whether or not conceived, developed or prepared in whole or in part by such company.

“Consent” means any consent, approval, authorization, permission or waiver.

“Contract” means any contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement, whether written or oral and whether express or implied, together with all amendments and other modifications thereto.

“Employee Benefit Plan” means any (a) qualified or nonqualified Employee Pension Benefit Plan (including any Multiemployer Plan) or deferred compensation or retirement plan or arrangement, (b) Employee Welfare Benefit Plan or (c) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation or restricted stock plan) or material fringe benefit or other retirement, severance, bonus, profit-sharing or incentive plan or arrangement.

“Encumbrance” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse or other claim, community property interest, condition, equitable interest, option, warrant, right of first refusal, easement, profit, license, servitude, right of way, covenant, zoning or other restriction of any kind or nature.

“Environmental Law” means any Law relating to the environment, health or safety, including any Law relating to the presence, use, production, generation, handling, management, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any material, substance or waste limited or regulated by any Governmental Body.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Funded Debt” means all obligations of the Companies for borrowed money, all interest-bearing obligations of the Companies, and all obligations of the Companies evidenced by bonds, notes, debentures or other similar instruments, in each case as of the Closing Date.

“GAAP” means generally accepted accounting principles in the United States as set forth in pronouncements of the Financial Accounting Standards Board (and its predecessors) and the American Institute of Certified Public Accountants and, unless otherwise specified, as in effect on the date hereof or, with respect to any financial statements, the date such financial statements were prepared.

“Governmental Body” means any federal, state, local, foreign or other government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing.

“Hazardous Substance” means any material, substance or waste that is limited or regulated by any Governmental Body or, even if not so limited or regulated, could pose a hazard to the health or safety of the occupants of the Real Property or adjacent properties or any property or facility formerly owned, leased or used by any company.  The term includes asbestos, polychlorinated biphenyls, petroleum products and all materials, substances and wastes regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means as to any Person at any time: (a) obligations of such Person for borrowed money; (b) obligations of such Person evidenced by bonds, notes, debentures or other similar instruments; (c) obligations of such Person to pay the deferred purchase price of property or services (including all obligations under noncompete, consulting or similar arrangements), except trade accounts payable of such Person arising in the ordinary course of business that are not past due by more than 90 days or that are being contested in good faith by appropriate proceedings diligently pursued and for which adequate reserves have been established on the financial statements of such Person; (d) capitalized lease obligations of such Person; (e) indebtedness or other obligations of others guaranteed by such Person; (f) obligations secured by an Encumbrance existing on any property or asset owned by such Person; (g) reimbursement obligations of such Person relating to letters of credit, bankers’ acceptances, surety or other bonds or similar instruments; (h) Liabilities of such Person relating to unfunded, vested benefits under any Employee Benefit Plan (excluding obligations to deliver stock pursuant to stock options or stock ownership plans); and (i) net payment obligations incurred by such Person pursuant to any hedging agreement.

“Intellectual Property” means (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements thereto, and patents, patent applications and patent disclosures, together with reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (b) trademarks, service marks, trade dress, logos, trade names and corporate names, together with translations, adaptations, derivations and combinations thereof and including goodwill associated therewith, and applications, registrations and renewals in connection therewith; (c) copyrightable works, copyrights, and applications, registrations and renewals in connection therewith; (d) mask works and applications, registrations and renewals in connection therewith; (e) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (f) computer software (including data and related documentation); (g) other proprietary rights; and (h) copies and tangible embodiments (in whatever form or medium) of any of the foregoing (with the Technology being included in the meaning of items (a) and (f).

“Inventory” means all inventories of any Company wherever located, including raw materials, goods consigned to vendors or subcontractors, works in process, finished goods, spare parts, goods in transit, products under research and development, demonstration equipment and inventory on consignment.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means (a) actual knowledge or (b) knowledge that would be expected to be obtained after a reasonably comprehensive investigation concerning the matter at issue.  Each party that is not an individual will be deemed to have Knowledge of a matter if any Affiliate of such Person or any employee of such Person with responsibility for such matter has, or at any time had, Knowledge of such matter.

“Law” means any federal, state, local, foreign or other law, statute, ordinance, regulation, rule, regulatory or administrative guidance, Order, constitution, treaty, principle of common law or other restriction of any Governmental Body.

“Liability” means any liability, obligation, Indebtedness or commitment of any kind or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

“Loss” means any loss, claim, demand, Order, damage, penalty, fine, cost (including any opportunity cost), settlement payment, Liability, Tax, Encumbrance, diminution of value, expense, fee, court costs or reasonable attorneys’ fees and expenses.

“Material Adverse Effect” means any material adverse effect on the businesses, operations, properties, assets, Liabilities, condition (financial or otherwise) or prospects of the companies taken as a whole.

“Multiemployer Plan” has the meaning set forth in ERISA § 3(37).

“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.

“Organizational Documents” means (a) any certificate or articles of incorporation and bylaws, (b) any documents comparable to those described in clause (a) as may be applicable pursuant to any Law and (c) any amendment or modification to any of the foregoing.

“Party” means any party to this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permit” means any permit, license or Consent issued by any Governmental Body or pursuant to any Law.

“Person” means any individual, corporation, limited liability company, partnership, company, sole proprietorship, joint venture, trust, estate, association, organization, labor union, Governmental Body or other entity.

“Proceeding” means any proceeding, charge, complaint, claim, demand, notice, action, suit, litigation, hearing, audit, investigation, arbitration or mediation (in each case, whether civil, criminal, administrative, investigative or informal) commenced, conducted, heard or pending by or before any Governmental Body, arbitrator or mediator.

“Related Person” means (a) with respect to a specified individual, any member of such individual’s Family and any Affiliate of any member of such individual’s Family, and (b) with respect to a specified Person other than an individual, any Affiliate of such Person and any member of the Family of any such Affiliates that are individuals.  The “Family” of a specified individual means the individual, such individual’s spouse and former spouses, any other individual who is related to the specified individual or such individual’s spouse or former spouse within the third degree, and any other individual who resides with the specified individual.

“Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Securities Act” means the Securities Act of 1933.

“Capital Stock” means all common stock of the applicable party of the date hereof.

“Share” means any issued and outstanding share of common stock, of the applicable party.

“Subsidiary” means any corporation or other entity with respect to which the party and its other Subsidiaries collectively own, directly or indirectly, at least 50% of the common stock or other equity or profits interests or have the power, directly or indirectly, to elect a majority of the members of the board of directors or comparable governing body.

“Tax” means any federal, state, local, foreign or other income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code § 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, general service, alternative or add-on minimum, estimated or other tax of any kind whatsoever, however denominated, and will include any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any form, schedule or attachment thereto and any amendment or supplement thereof.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transaction Documents” means this Agreement and all other written agreements, documents and certificates contemplated by any of the foregoing documents.

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE II

DESCRIPTION OF TRANSACTION

2.1           THE EXCHANGE.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing Date (as defined in Section 2.3), the Solterra Shareholders shall exchange (the ”Exchange”) 41,250,000 shares of common stock of Solterra, representing 100% of their Solterra common stock on a one-for-one basis for 41,250,000 shares of common stock of Hague, (the “Conversion Shares”).

2.2           EFFECT OF THE EXCHANGE.  At closing, Solterra shall become a wholly-owned subsidiary of Hague.

2.3           CLOSING;  The consummation of the transactions contemplated by this  Agreement (the "Closing") shall take place at the offices of Morse & Morse, PLLC, commencing at 10:00 a.m. local time on the later of (i) the second Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the Transactions to be performed on the Closing Date (other than conditions with respect to actions the Parties will take at the Closing) or (ii) such other date as the Parties designate in writing (the “Closing Date”), but in no event later than November 30, 2008.  In the event that a Merger Certificate is filed pursuant to Section 2.9 on the Closing Date, the Effective Time of the merger shall be the filing date of said Merger Certificate.

2.4           ARTICLES OF INCORPORATION AND BYLAWS; DIRECTORS AND OFFICERS.  Unless otherwise determined by the Parties prior to the Closing Date:

(a)           the Articles of Incorporation of Hague shall be amended to change its name and authorized capital stock as directed by Solterra.

(b)           the Bylaws of Hague shall be amended, if at all, as directed by Solterra, and

(c)           the directors and officers of Hague shall resign and be replaced with the designees of Solterra..

2.5           CONVERSION SHARES.  The following table sets forth the ownership of Solterra’s outstanding 41,250,000 shares and number of Conversion Shares to be received by each Solterra stockholder at Closing.

Name	# of Solterra Shares	# of Conversion Shares
Stephen Squires	36,600,000	36,600,000
Phoenix Alliance Corp.	3,000,000	3,000,000
Steven Morse	190,000	190,000
Lester Morse	190,000	190,000
Adrienne Grody	20,000	20,000
Barry Laughren	500,000	500,000
Brian Lukian	750,000	750,000

Solterra has granted or intends to grant Options to its officers and directors Options in connection with entering into employment contracts and contracts for services of directors. In the event these contracts are entered into prior to closing, then each Solterra Option granted shall become an Option to purchase Hague Common Stock on the same terms and conditions specified therein.

2.6           TAX CONSEQUENCES.  For federal income tax purposes, the Exchange is intended to constitute a reorganization within the meaning of Section 368 of the Code or a tax-free exchange under Section 351 of the Code.  The Parties to this Agreement hereby adopt this Agreement as a "Plan of Reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

2.7           ACCOUNTING TREATMENT.  For accounting purposes, the Exchange is intended to be treated as a "pooling of interests."

2.8           FINANCING.  This Transaction and the Exchange contemplated herein is conditioned upon the following events being satisfied prior to closing:

(i) Hague currently has authorized 100,000,000 shares of Common Stock, $.001 par value, of which 64,400,000 shares of its Common Stock are issued and outstanding and are held by “Hague Existing Shareholders.” In connection with the closing of this Transaction, 41,250,000 shares shall be issued as Conversion Shares to the Solterra shareholders. Simultaneously with this Transaction, Hague shall complete the sale of its Convertible Debentures and it shall raise $1,500,000 (the “Initial Financing”). Hague shall also arrange for the completion of an equity financing of $3,500,000 (the “Subsequent Financing”). It is agreed that prior to or simultaneously with the Closing, the Hague Existing Shareholders shall reduce their stockholdings from 64,400,000 shares to 24,400,000 shares. It is also agreed that the conversion features of the Debentures and the number of shares to be issued in connection with the Subsequent Financing shall not exceed 9,350,000 shares in the aggregate and that prior to closing, Solterra must be satisfied with the definitive conversion and other terms of the Debentures and the terms and post closing likelihood of success of the Subsequent Financing.

(ii) Hague Existing Shareholders holding at least 20,000,000 shares of Common Stock shall execute an irrevocable proxy granting Stephen Squires the right to vote such proxy at all stockholder meetings until the shares are sold or transferred to unrelated third parties in an arms-length transaction.

(iii) The 24,400,000 shares to be retained by the Hague Existing Shareholders has been agreed to by the parties on the basis that Hague shall successfully raise $3,500,000 from the Subsequent Financing on or before January 30, 2009 (the “Subsequent Financing Termination Date”), it being understood that time is of the essence.  In the event that the Subsequent Financing is not completed in its entirety, then 70% of the 24,400,000 shares held by Hague Existing Shareholders shall be subject to a pro rata forfeiture to the extent that less than $3,500,000 of the Subsequent Financing is completed. For example, if $1,750,000 is raised on or before the Subsequent Financing Termination Date, then 8,540,000 shares held by the Hague Existing Shareholders shall be submitted for and shall be cancelled. (24,400,000 x .7 = 17,080,000 x 50% = 8,540,000.).  Prior to Closing, Solterra shall receive agreements satisfactory to it from Hague Existing Shareholders sufficient to implement the provisions of this paragraph.

2.9           MERGER SUBSIDIARY.  In the event that it is determined by Solterra prior to closing that the Exchange Transaction may not tax free to all parties without a merger taking place, then Hague Corporation shall form a Delaware merger sub into which Solterra shall be merged with Solterra as the surviving corporation. In this event, Solterra’s Certificate of Incorporation and By-Laws shall become the surviving corporation’s Certificate of Incorporation and By-Laws. In addition, promptly after closing, an appropriate Merger Certificate shall be filed in the State of Delaware and the Merger shall become effective upon the filing of said Merger Certificate with the Secretary of State of the State of Delaware.

ARTICLE III

REPRESENTATIONS AND WARRANTIES BY THE SOLTERRA SHAREHOLDERS

The Solterra Shareholders severally represent and warrant as follows:

3.1           Organization and Authority.  If such Solterra Shareholder is not an individual, such Solterra Shareholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation.  Such Solterra Shareholder has full power, authority and legal capacity to execute and deliver the Transaction Documents to which such Solterra Shareholder is a party and to perform such Solterra Shareholder’s obligations thereunder.  If such Solterra Shareholder is not an individual, the execution and delivery by such Solterra Shareholder of each Transaction Document to which it is a party and the performance by such Solterra Shareholder of the Transactions have been duly approved by the board of directors or comparable governing body of such Solterra Shareholder and, if required by Law, the equity holders of such Solterra Shareholder.  This Agreement constitutes the valid and legally binding obligation of such Solterra Shareholder, enforceable against such Solterra Shareholder in accordance with the terms of this Agreement.  Upon the execution and delivery by such Solterra Shareholder of each Transaction Document to which such Solterra Shareholder is a party, such Transaction Document will constitute the valid and legally binding obligation of such Solterra Shareholder, enforceable against such Solterra Shareholder in accordance with the terms of such Transaction Document.

3.2           Share Ownership.  Each Solterra Shareholder owns of record and beneficially the number of shares of outstanding common stock set forth in Section 2.5, free and clear of any Encumbrance or restriction on transfer (other than any restriction under any securities law).  Each Solterra Shareholder is not a party to: (a) any convertible debt instrument, option, warrant, purchase right, right of first refusal, call, put or other Contract (other than this Agreement) that could require such Solterra Shareholder to sell, transfer or otherwise dispose of any securities of Solterra or (b) any voting trust, proxy or other Contract relating to the voting of any securities of Solterra.

3.3           No Brokers’ Fees .  Each Solterra Shareholder has no Liability for any fee, commission or payment to any broker, finder, consultant or agent with respect to the Transactions to be performed on or before the Closing Date.

3.4           Investment Intent.  Each Solterra Shareholder is acquiring the Conversion Shares of Hague hereunder for its own account and not with a view to distribution of such shares in violation of the Securities Act.  Each Solterra Shareholder, either alone or together with its Advisors, if any, have such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable the Solterra Shareholders to utilize the information made available to them in connection with its due diligence of Hague to evaluate the merits and risks of an investment in the Conversion Shares of Hague and to make an informed investment decision with respect thereto.

Each Solterra Shareholder is acquiring the Conversion Shares of Hague solely for his own account for investment and not with a view to resale or distribution thereof, in whole or in part.  Each Solterra Shareholder has no agreement or arrangement, formal or informal, with any person to sell or transfer all or any of the Conversion Shares of Hague and each Solterra Shareholder has no plans to enter into any such agreement or arrangement.

3.5           Accredited Investors. EACH SOLTERRA SHAREHOLDER IS AN “ACCREDITED INVESTOR,” AS THAT TERM IS DEFINED IN RULE 501(A) OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT.  IF THE SOLTERRA SHAREHOLDER IS A NATURAL PERSON, SUCH INDIVIDUAL (I) IS A CITIZEN OR RESIDENT OF THE COUNTRY SET FORTH AS HIS PERMANENT ADDRESS BELOW, (II) IS AT LEAST 21 YEARS OF AGE, (III) HAS ADEQUATE MEANS OF PROVIDING FOR HIS CURRENT NEEDS AND PERSONAL CONTINGENCIES, (IV) HAS NO NEED FOR LIQUIDITY IN HIS STOCK CONSIDERATION, AND (V) MAINTAINS HIS DOMICILE (AND IS NOT A TRANSIENT OR TEMPORARY RESIDENT) AT THE ADDRESS SHOWN HEREIN.  EACH SOLTERRA SHAREHOLDER REPRESENTS AND WARRANTS TO THE COMPANY THAT, AS AN ACCREDITED INVESTOR, HE, SHE OR IT IS ONE OF THE FOLLOWING:

A.  AN INDIVIDUAL WHOSE INDIVIDUAL NET WORTH, OR JOINT NET WORTH WITH THAT INDIVIDUAL’S SPOUSE, EXCEEDS $1,000,000;

B.  AN INDIVIDUAL WHO HAD AN INDIVIDUAL INCOME IN EXCESS OF $200,000 IN THE LAST TWO TAX YEARS OR WHO HAD JOINT INCOME WITH THAT INDIVIDUAL’S SPOUSE IN EXCESS OF $300,000 IN EACH OF THOSE YEARS AND WHO REASONABLY EXPECTS TO HAVE THAT INCOME LEVEL IN THE CURRENT TAX YEAR;

C.  A BANK AS DEFINED IN SECTION 3(A)(2) OF THE SECURITIES ACT OR A SAVINGS AND LOAN ASSOCIATION OR OTHER INSTITUTION AS DEFINED IN SECTION 3(A)(5)(A) OF THE SECURITIES ACT WHETHER ACTING IN ITS INDIVIDUAL OR FIDUCIARY CAPACITY; A BROKER OR DEALER REGISTERED PURSUANT TO SECTION 15 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”); AN INSURANCE COMPANY AS DEFINED IN SECTION 2(13) OF THE SECURITIES ACT; AN INVESTMENT COMPANY REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) OR A BUSINESS DEVELOPMENT COMPANY AS DEFINED IN SECTION 2(A)(48) OF THE 1940 ACT; A SMALL BUSINESS INVESTMENT COMPANY LICENSED BY THE U.S. SMALL BUSINESS INVESTMENT ACT OF 1958; OR AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (“ERISA”), WHICH IS EITHER A BANK, SAVINGS AND LOAN ASSOCIATION, INSURANCE COMPANY OR REGISTERED INVESTMENT ADVISER, OR IF THE EMPLOYEE BENEFIT PLAN HAS TOTAL ASSETS IN EXCESS OF $5,000,000; OR, IF A SELF-DIRECTED PLAN, WITH INVESTMENT DECISIONS MADE SOLELY BY PERSONS THAT ARE ACCREDITED INVESTORS;

D.  A PRIVATE BUSINESS DEVELOPMENT COMPANY AS DEFINED IN SECTION 202(A)(22) OF THE INVESTMENT ADVISERS ACT OF 1940;

E.  AN ORGANIZATION DESCRIBED IN SECTION 501(C)(3) OF THE INTERNAL REVENUE CODE, A CORPORATION, MASSACHUSETTS OR SIMILAR BUSINESS TRUST, OR PARTNERSHIP, NOT FORMED FOR THE SPECIFIC PURPOSE OF ACQUIRING THE SECURITIES OFFERED, WITH TOTAL ASSETS IN EXCESS OF $5,000,000;

F.  A TRUST WITH TOTAL ASSETS IN EXCESS OF $5,000,000, NOT FORMED FOR THE SPECIFIC PURPOSE OF ACQUIRING THE SECURITIES OFFERED, WHOSE PURCHASE IS DIRECTED BY A SOPHISTICATED PERSON AS DESCRIBED IN RULE 506(B)(2)(II) UNDER THE SECURITIES ACT;

G.  AN INDIVIDUAL WHO IS A DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY; OR

H.  AN ENTITY IN WHICH ALL OF THE EQUITY OWNERS ARE ACCREDITED INVESTORS.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING HAGUE

Hague and its subsidiaries, if any, (collectively herein referred to as “Company”) represents and warrants as follows:

4.1 Organization, Qualification and Corporate Power.  Schedule 4.1 sets forth each Company’s jurisdiction of incorporation, the other jurisdictions in which it is qualified to do business, and its directors and officers.  Each Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.  Each Company is duly qualified to do business and is in good standing under the laws of each jurisdiction where such qualification is required.  Each Company has full corporate power and authority to conduct the businesses in which it is engaged, to own and use the properties and assets that it purports to own or use and to perform its obligations.  Hague has delivered to Solterra correct and complete copies of the Organizational Documents of each Company.  No Company is in violation of any of its Organizational Documents.  The minute books, the stock certificate books and the stock ledger of each Company, in each case as delivered or made available to the Solterra, are correct and complete.

    4.2           Capitalization.  Prior to closing, Hague has no outstanding Common Stock options, warrants, convertible debt or preferred stock except for the securities described in Section 2.8. Schedule 4.2 accurately describes the authorized capital stock of each company, the outstanding shares of each class of stock and the ownership of each outstanding share. Copies of all minutes and agreements have been provided to Solterra demonstrating compliance with the terms contained in Section 2.8. Except as listed in Schedule 4.2, Hague has no subsidiaries, and there are no outstanding securities convertible or exchangeable into capital stock of Hague or any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that could require Hague to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem the equity of Hague.  There is no outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to Hague.  Hague has not violated any securities Law in connection with the offer, sale or issuance of any of its capital stock or other equity or debt securities.  There are no voting trusts, proxies or other Contracts relating to the voting of the capital stock of Hague.

    4.3           Authority .  Hague has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement by Hague have been duly authorized by all requisite corporate action on its part.  This Agreement constitutes the valid and legally binding obligation of Hague, enforceable against Hague in accordance with the terms of this Agreement.

4.4           No Conflicts.  Neither the execution and delivery of this Agreement nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time:  (i) violate any Law to which any Company or any asset owned or used by any Company is subject; (ii) violate any Permit of any Company or give any Governmental Body the right to terminate, revoke, suspend or modify any Permit of any Company; (iii) violate any Organizational Document of any Company; (iv) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Contract to which any Company is a party or by which any Company is bound or to which any asset of any Company is subject or under which any Company has any rights or the performance of which is guaranteed by any Company; (v) cause any Company to have any Liability for any Tax; or (vi) result in the imposition of any Encumbrance upon any asset owned or used by any Company.  No Company needs to notify, make any filing with, or obtain any Consent of any Person in order to perform the Transactions.

4.5           Financial Statements

(a)           Attached to Schedule 4.5 are the following financial statements (collectively, the “Financial Statements”) including the following:  (i) unaudited balance sheet of the Company as of March 31, 2008 and statements of income and changes in cash flow for the period January 1, 2008 through June 30, 2008, together with the notes thereto; and (ii) an unaudited, consolidated balance sheet (the “Interim Balance Sheet”) of the Company as of the most recent date practicable.  The Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered thereby, and present fairly the financial condition of the Company as of and for their respective dates; provided, however, that the interim financial statements above are subject to normal, recurring year-end adjustments (which will not be, individually or in the aggregate, materially adverse) and lack notes (which, if presented, would not differ materially from the notes accompanying the June 30, 2008 Balance Sheet).

(b)           Each Company’s books and records (including all financial records, business records, customer lists, and records pertaining to products or services delivered to customers) (i) are complete and correct in all material respects and all transactions to which such Company is or has been a party are accurately reflected therein in all material respects on an accrual basis, (ii) reflect all discounts, returns and allowances granted by such Company with respect to the periods covered thereby, (iii) have been maintained in accordance with customary and sound business practices in such Company’s industry, (iv) form the basis for the Financial Statements and (v) reflect in all material respects the assets, liabilities, financial position, results of operations and cash flows of such Company on an accrual basis.  All computer-generated reports and other computer output included in such Company’s books and records are complete and correct in all material respects and were prepared in accordance with sound business practices based upon authentic data.  Such Company’s management information systems are adequate for the preservation of relevant information and the preparation of accurate reports.

4.6           Absence of Certain Changes.  Except as set forth on Schedule 4.6, since the Balance Sheet Date:

(a)           no Company has sold, leased, transferred or assigned any asset, other than for fair consideration in the ordinary course of business;

(b)           no Company has experienced any damage, destruction or loss (whether or not covered by insurance) to its property or assets in excess of $1,000;

(c)           no Company has entered into any Contract (or series of related Contracts) involving the payment or receipt of more than $1,000 or that cannot be terminated without penalty on less than six months notice and no Person has accelerated, terminated, modified or canceled any Contract (or series of related Contracts) involving more than $1,000 to which any Company is a party or by which any of them or any of their assets is bound;

(d)           no Encumbrance (other than any Permitted Encumbrance) has been imposed upon any asset of any Company;

(e)           no Company has made any capital expenditure (or series of related capital expenditures) involving more than $1,000 or made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans or acquisitions) involving more than $1,000;

(f)           no Company has issued, created, incurred or assumed any Indebtedness (or series of related Indebtedness) involving more than $1,000 in the aggregate or delayed or postponed the payment of accounts payable or other Liabilities beyond the original due date;

(g)           no Company has canceled, compromised, waived or released any right or claim (or series of related rights or claims) or any Indebtedness (or series of related Indebtedness) owed to it, in any case involving more than $1,000;

(h)           no Company has issued, sold or otherwise disposed of any of its Capital Stock, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any of its Capital Stock or declared, set aside, made or paid any dividend or distribution with respect to its Capital Stock (whether in cash or in kind) or redeemed, purchased or otherwise acquired any Capital Stock of any Company or amended any of its Organizational Documents;

(i)           no Company has (i) conducted its businesses outside the ordinary course of business consistent with past practices, (ii) made any loan to, or entered into any other transaction with, any of its directors, officers or employees on terms that would not have resulted from an arms-length transaction, (iii) entered into any employment Contract or modified the terms of any existing employment Contract, (iv) granted any increase in the base compensation of any of its directors, officers or, except in the ordinary course of business, employees or (v) adopted, amended, modified or terminated any Employee Benefit Plan or other Contract for the benefit of any of its directors, officers or employees;

(j)           no Company has (i) made or rescinded a material Tax election affecting any Company, (ii) settled any Tax Liability affecting any Company, (iii) filed any Tax Return of any Company, or (iv) made a material change in any fiscal or Tax method of accounting or accounting practice used by any Company except as required by law (which change in method of accounting or accounting practice is not disclosed in writing to the Solterra);

(k)           there has not been any Proceeding commenced nor, to the Knowledge of any Company, threatened or anticipated relating to or affecting any Company or its businesses or any asset owned or used by it;

(l)           there has not been (i) any loss of any material customer, distribution channel, sales location or source of supply of raw materials, Inventory, utilities or contract services or the receipt of any notice that such a loss may be pending, (ii) any occurrence, event or incident related to any Company outside of the ordinary course of business or (iii) any material adverse change in the businesses, operations, properties, prospects, assets, Liabilities or condition (financial or otherwise) of any Company and no event has occurred or circumstance exists that may result in any such material adverse change; and

(m)           no Company has agreed or committed to any of the foregoing.

4.7           No Undisclosed Liabilities.  Except as set forth on Schedule 4.7, no Company has any Liability (and no basis exists for any Liability), except for (i) Liabilities under executory Contracts that are either listed on Schedule 4.7 or are not required to be listed thereon, excluding Liabilities for any breach of any executory Contract, (ii) Liabilities to the extent reflected or reserved against on the Interim Balance Sheet and (iii) current Liabilities incurred in the ordinary course of business since the Interim Balance Sheet Date (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law).

4.8           Title to and Sufficiency of Assets.  The Companies have good and marketable title to, or a valid leasehold interest in, every property or asset used by any of them, located on any of their premises, purported to be owned by any of them, or shown on the Interim Balance Sheet or acquired by any Company after the Interim Balance Sheet Date (the “Assets”), free and clear of any Encumbrances except Permitted Encumbrances, except for properties and assets disposed of in the ordinary course of business consistent with past practices since the Interim Balance Sheet Date.  The Assets include all tangible and intangible property and assets necessary for the continued conduct of the Companies’ businesses after the Closing in the same manner as conducted prior to the Closing.

4.9           Tangible Personal Property; Condition of Assets.  Schedule 4.9 lists all plant property, machinery, equipment, parts, tools, fixtures, furniture, office equipment, computer hardware, supplies, motor vehicles, and other items of tangible personal property (other than Inventory) (the “Tangible Personal Property”), if any, that has a net book value in excess of $5,000.  To Hague’s Knowledge, the buildings, plants, structures, Tangible Personal Property and other tangible assets that are owned or leased by any Company are structurally sound, free from material defects, in good operating condition and repair and adequate for the uses to which they are being put.  To Hague’s Knowledge, none of such buildings, plants, structures, Tangible Personal Property or other tangible assets is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost to such building, plant, structure, Tangible Personal Property or other tangible asset.  All of the tangible assets owned or leased by any Company are located on the Real Property.

4.10                      Accounts Receivable.  All Accounts Receivable represent or will represent valid obligations arising from products and/or services actually sold by the Companies in the ordinary course of business.  Unless paid prior to the Closing Date, the Accounts Receivable are and will be as of the Closing Date current and collectible in accordance with their terms net of the respective reserves shown on the Balance Sheet, the Interim Balance Sheet and the accounting records of the Companies as of the Closing Date, respectively.  The foregoing reserves are or will be adequate and calculated consistent with past practices.  There is no contest, claim, or right to set-off, other than returns in the ordinary course of business, under any Contract with any obligor of an Account Receivable relating to the amount or validity of such Account Receivable.  Schedule 4.10 contains a list of all Accounts Receivable as of the Interim Balance Sheet Date, which list sets forth the aging of such Accounts Receivable.

4.11                      Inventory. The Inventory, which includes work in progress inventory and finished goods inventory, consists of a quality and quantity usable for its intended purpose and salable in the ordinary course of business consistent with past practices, except for slow-moving and obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value on the accounting records of the Companies.  All Inventory not written off has been valued at the lower of cost or market value.  The quantities of each type of Inventory are reasonable in the present circumstances of each Company and are not materially more or less than normal Inventory levels necessary to conduct the businesses of each Company in the ordinary course consistent with past practices.  All of the Inventory is located at the Companies’ facilities.

4.12                      Real Property.

(a)           Schedule 4.12 lists all of the real property and interests therein owned by any Company (with all easements and other rights appurtenant to such property, the “Owned Real Property”) and, relative to each such property or interest, the Company that owns it.  Except as set forth on Schedule 4.12(a), the Companies have good and marketable fee simple title to the Owned Real Property, free and clear of any Encumbrances, except Permitted Encumbrances.  No Company is a lessor of any parcel of Owned Real Property or any portion thereof or interest therein.

(b) Schedule 4.12(b) lists all of the real property and interests therein leased, subleased or otherwise occupied or used by any Company (with all easements and other rights appurtenant to such property, the “Leased Real Property”).  For each item of Leased Real Property, Schedule 4.12(b) also lists the lessor, the lessee, the lease term, the lease rate, and the lease, sublease, or other Contract pursuant to which the applicable Company holds a possessory interest in the Leased Real Property and all amendments, renewals, or extensions thereto (each, a “Lease”).  Except as set forth on Schedule 4.12(b), the leasehold interest of a Company with respect to each item of Leased Real Property is free and clear of any Encumbrances, except Permitted Encumbrances.  No Company is a sublessor of, or has assigned any lease covering, any item of Leased Real Property.  Leasing commissions or other brokerage fees due from or payable by any Company with respect to any Lease have been paid in full.

(c) The Owned Real Property and the Leased Real Property (collectively, the “Real Property”) constitute all interests in real property currently used in connection with the businesses of the Companies.  The Real Property is not subject to any rights of way, building use restrictions, title exceptions, variances, reservations or limitations of any kind or nature, except (i) those that in the aggregate do not impair the current use, occupancy, value or marketability of title to the Real Property, (ii) as set forth in Schedule 4.12(c) and (iii) with respect to each item of Leased Real Property, as set forth in the Lease relating to such item.  All buildings, plants, structures and other improvements owned or used by any Company lie wholly within the boundaries of the Real Property and do not encroach upon the property, or otherwise conflict with the property rights, of any other Person.  Except as set forth in Schedule 4.12(c), the Real Property complies with all Laws, including zoning requirements, and no Company has received any notifications from any Governmental Body or insurance company recommending improvements to the Real Property or any other actions relative to the Real Property.  Hague has delivered to Solterra a copy of each deed and other instrument (as recorded) by which any Company acquired any Real Property and a copy of each title insurance policy, opinion, abstract, survey and appraisal relating to any Real Property.  No Company is a party to or bound by any Contract (including any option) for the purchase or sale of any real estate interest or any Contract for the lease to or from any Company of any real estate interest not currently in possession of any Company.

4.13                      Contracts.

(a)           Schedule 4.13 lists the following Contracts to which any Company is a party or by which any Company is bound or to which any asset of any Company is subject or under which any Company has any rights or the performance of which is guaranteed by any Company (collectively, with the Leases, Licenses and Insurance Policies, the ”Material Contracts”): (i) each Contract (or series of related Contracts) that involves delivery or receipt of products or services of an amount or value in excess of $1,000 or that involves expenditures or receipts in excess of $1,000; (ii) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $1,000 and with terms of less than one year), including each Lease and License; (iii) each licensing agreement or other Contract with respect to Intellectual Property, including any agreement with any current or former employee, consultant or contractor regarding the appropriation or non-disclosure of any Intellectual Property; (iv) each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees; (v) each joint venture, partnership or Contract involving a sharing of profits, losses, costs or Liabilities with any other Person; (vi) each Contract containing any covenant that purports to restrict the business activity of any Company or limit the freedom of any Company to engage in any line of business or to compete with any Person; (vii) each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods; (viii) each power of attorney; (ix) each Contract entered into other than in the ordinary course of business that contains or provides for an express undertaking by any Company to be responsible for consequential, incidental or punitive damages; (x) each Contract (or series of related Contracts) for capital expenditures in excess of $1,000; (xi) each written warranty, guaranty or other similar undertaking with respect to contractual performance other than in the ordinary course of business; (xii) each Contract for Indebtedness; (xiii) each employment or consulting Contract; (xiv) each Contract to which Hague or any Related Person of Hague is a party or otherwise has any rights, obligations or interests; and (xv) each Contract not terminable without penalty on less than one month notice.

(b)           Hague has delivered to Solterra a correct and complete copy of each written Material Contract and a written summary setting forth the terms and conditions of each other Material Contract.  Each Material Contract, with respect to the Companies, is legal, valid, binding, enforceable, in full force and effect and will continue to be so on identical terms following the Closing Date.  Each Material Contract, with respect to the other parties to such Material Contract, to the Knowledge of any Company, is legal, valid, binding, enforceable, in full force and effect and will continue to be so on identical terms following the Closing Date.  No Company is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under any Material Contract.  To the Knowledge of any Company, no other party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under any Material Contract.  No party to any Material Contract has repudiated any provision of any Material Contract.

4.14                      Intellectual Property.

(a)           Each Company owns or has the right to use all Intellectual Property necessary or prudent for the operation of the business of such Company as presently conducted.  Each item of Intellectual Property owned, licensed or used by any Company immediately prior to the Closing will be owned, licensed or available for use by such Company on identical terms and conditions immediately following the Closing.  Each Company has taken all necessary and prudent action to maintain and protect each item of Intellectual Property that it owns, licenses or uses.  Each item of Intellectual Property owned, licensed or used by any Company is valid and enforceable and otherwise fully complies with all Laws applicable to the enforceability thereof.

(b)           No Company has violated or infringed upon or otherwise come into conflict with any Intellectual Property of third parties, and no Company has received any notice alleging any such violation, infringement or other conflict.  To the Knowledge of any Company, no third party has infringed upon or otherwise come into conflict with any Intellectual Property of any Company.

(c)           Schedule 4.14 identifies each patent or registration (including copyright, trademark and servicemark) that has been issued to any Company (whether active and in force or abandoned, lapsed, canceled or expired) with respect to any of its Intellectual Property, identifies each patent application or application for registration (whether pending, abandoned, lapsed, canceled or expired) that any Company has made with respect to any of its Intellectual Property, and identifies each license, agreement or other permission that any Company has granted to any third party (whether active and in force or terminated, canceled or expired) with respect to any of its Intellectual Property.  Hague has delivered to Solterra correct and complete copies of all such patents, registrations, applications, licenses, agreements and permissions (or, if oral, written summaries thereof) and have made available to Solterra correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item.  Schedule 4.14 also identifies each trade name or unregistered trademark or service mark owned by any Company and each proprietary manufacturing process.  With respect to each item of Intellectual Property required to be identified in Schedule 4.14 and except as expressly set forth on Schedule 4.14:  (i) the Companies possess all right, title and interest in and to the item, free and clear of any Encumbrance; (ii) the item is not subject to any Order; (i) no Proceeding is pending or, to the Knowledge of any Company, is threatened or anticipated that challenges the legality, validity, enforceability, use or ownership of the item; and (iii) no Company has agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to the item.

(d) Schedule 4.14(d) identifies each item of Intellectual Property that any Person other than a Company owns and that any Company uses pursuant to license, agreement or permission (a “License”).  With respect to each item of Intellectual Property required to be identified in Schedule 4.14(d):  (i) to the Knowledge of any Company, such item is not subject to any Order; (ii) to the Knowledge of any Company, no Proceeding is pending or is threatened or anticipated that challenges the legality, validity or enforceability of such item; and (iii) no Company has granted any sublicense or similar right with respect to the License relating to such item.

4.15                      Tax.

(a)           Each Company has timely filed with the appropriate Governmental Body all Tax Returns that such Company is required to have filed.  All Tax Returns filed by each Company are true, correct and complete in all respects.  All Taxes owed (or to be remitted) by any Company (whether or not shown on any Tax Return) have been paid to the proper Governmental Body.  No claim has been made by any Governmental Body in a jurisdiction where any Company does not file Tax Returns that such Company is or may be subject to the payment, collection or remittance of any Tax of that jurisdiction or is otherwise subject to taxation by that jurisdiction.  There are no Encumbrances on any of the assets of the Companies that arose in connection with, or otherwise relate to, any failure (or alleged failure) to pay any Tax.  Schedule 4.15 (i) contains a list of all states, territories and other jurisdictions (whether domestic or foreign) in which any Company has filed a Tax Return at any time during the six-year period ending on the date hereof, (ii) identifies those Tax Returns that have been audited, (iii) identifies those Tax Returns that currently are the subject of audit, (iv) lists all rulings and similar determinations with respect to Taxes requested or received by any Company relating to any Company, (v) identifies those Tax Returns that are due to be filed within 90 days after the date hereof and (vi) contains a complete and accurate description of all material elections relating to Taxes that were made by or on behalf of any Company.  Hague has delivered or made available to Solterra true, correct and complete copies of all Tax Returns filed by, and all examination reports, and statements of deficiencies assessed against or agreed to by, any Company during the six-year period ending on the date hereof.

(b)           Each Company has withheld or collected, and paid to the proper Governmental Body, all Taxes required to have been withheld or collected and remitted, and complied with all information reporting and back-up withholding requirements, and has maintained all required records with respect thereto, in connection with amounts paid or owing to any employee, customer, creditor, stockholder, independent contractor, or other third party.

(c)           There is no basis for any Governmental Body to assess any additional Taxes for any period for which Tax Returns have been filed.  There is no dispute or claim concerning any Liability for Taxes paid, collected or remitted by any Company either (i) claimed or raised by any Governmental Body in writing or (ii) as to which has Knowledge.

(d)           No Company has waived any statute or period of limitations with respect to any Tax or agreed, or been requested by any Governmental Body to agree, to any extension of time with respect to any Tax.  No extension of time within which to file any Tax Return of any Company has been requested, granted or currently is in effect.

(e) No Company has filed a consent under Code § 341(f), as in effect prior to the Jobs and Growth Tax Reconciliation Act of 2003, concerning collapsible corporations.  No Company has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code § 280G or Code § 162(m).  No Company has been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii).  Each Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code § 6662. No Company is a party to any Tax allocation, sharing, reimbursement or similar agreement.  No Company has been a member of any “affiliated group” as defined in Code § 1504(a) (or any similar group defined under a similar provision of state, local or foreign Law) filing a consolidated federal, state, local or foreign income Tax Return (other than a group the common parent of which was Hague).  No Company has any Liability for Taxes of any Person (other than any Company) under Treasury Regulation § 1.1502-6 (or any similar provision of any other Law), as a transferee or successor, by Contract, or otherwise.  No Company has participated in an international boycott within the meaning of Code § 999.  No Company has agreed, or is required to make, any adjustments under Code § 481(a) by reason of a change in method of accounting or otherwise.  No asset of any Company (i) is property required to be treated as being owned by another Person pursuant to the provisions of § 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, or (ii) constitutes “tax-exempt use property” or “tax-exempt bond financed property” within the meaning of Code § 168.  No Company has been a “distributing company” within the meaning of Code § 355(c)(2) with respect to a transaction described in Code § 355 within the six-year period ending on the date hereof.  No Company has made, or is bound by, any election under Code § 197 or 1361.

(f) The unpaid Taxes of the Companies (i) did not, as of the Interim Balance Sheet Date, exceed the reserve for Liability for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Companies in filing their Tax Returns.

(g) No Company has, directly or indirectly, participated in any transaction (including, the transactions contemplated by this Agreement) that would constitute (i) a “reportable transaction” or “listed transaction” as defined in Treasury Regulation § 1.6011-4 or (ii) a “tax shelter” as defined in Code § 6111 and the Treasury Regulations thereunder.

(h) The execution and delivery of this Agreement and the performance of the Transactions will not cause Solterra or any Company to have any Liability for any Tax.

4.16                      Legal Compliance.  Except as set forth on Schedule 4.16, each Company is, and since its incorporation has been, in compliance in all material respects with all applicable Laws and Permits.  Except as set forth on Schedule, no Proceeding is pending, nor has been filed or commenced, against any Company alleging any failure to comply with any applicable Law or Permit.  No event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation by any Company of any Law or Permit.  No Company has received any notice or other communication from any Person regarding any actual, alleged or potential violation by any Company of any Law or Permit or any cancellation, termination or failure to renew any Permit held by any Company.  Schedule 4.16 contains a complete and accurate list of each Permit held by any Company or that otherwise relates to the business of, or any asset owned or used by, any Company.  Each listed Permit is valid and in full force and effect.  Each listed Permit is renewable for no more than a nominal fee and, to the Knowledge of any Company, there is no reason why such Permit will not be renewed.  The Permits listed on Schedule 4.16 constitute all of the Permits necessary to allow each Company to lawfully conduct and operate its businesses as currently conducted and operated and to own and use its assets as currently owned and used.

4.17                      Litigation.  There is no Proceeding pending or, to the Knowledge of any Company, threatened or anticipated relating to or affecting (i) any Company or its businesses or any asset owned or used by it or (ii) the Transactions.  To the Knowledge of any Company, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any such Proceeding.  Also, there is no outstanding Order to which any Company or any asset owned or used by it is subject.

4.18                      Product and Service Warranties.  Each product manufactured, sold, leased or delivered and each service provided by any Company has been in conformity with all applicable contractual commitments and all express and implied warranties.  No Company has had any Liability (and there is no basis for any present or future Proceeding against any Company that could give rise to any Liability) for replacement or repair of any such product or service or other damages in connection therewith, subject only to any reserve for warranty claims set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time in accordance with the past custom and practice of the Companies.  No product manufactured, sold, leased or delivered or any service provided by any Company is subject to any guaranty, warranty or indemnity beyond the applicable standard terms and conditions of sale or lease.  Attached to Schedule 4.18 are copies of the standard terms and conditions of sale or lease for each of the Companies (containing applicable guaranty, warranty and indemnity provisions, products and/or services).  No Company has had any Liability (and there is no basis for any present or future Proceeding against any Company that could give rise to any Liability) arising out of any injury to any individual or property as a result of the ownership, possession or use of any product manufactured, sold, leased or delivered or any service provided by any Company.

4.19                      Environmental.  Except as set forth on Schedule 4.19, each Company has complied and is in compliance with all Environmental Laws.  Each Company has obtained and complied with, and is in compliance with, all Permits that are required pursuant to any Environmental Law for the occupation of its facilities and the operation of its businesses.  All such required Permits are set forth on Schedule 4.19.  No Company has received any written or oral notice, report or other information regarding any actual or alleged violation of any Environmental Law, or any Liabilities or potential Liabilities, including any investigatory, remedial or corrective obligations, relating to it or its facilities arising under any Environmental Law.  Except as set forth on Schedule 4.19, none of the following exists at any property or facility currently owned or operated by any Company and none of the following existed at any property or facility previously owned or operated by any Company at or before the time the Company ceased to own or operate such property or facility:  (i) underground storage tanks, (ii) asbestos-containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments or disposal areas.  No Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any substance, including any Hazardous Substance, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Substance) in a manner that has given or would give rise to any Liability, including any Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to any Environmental Law.  Neither this Agreement nor the Transactions will result in any Liability for site investigation or cleanup, or notification to or Consent of any Person, pursuant to any “transaction-triggered” or “responsible property transfer” Environmental Laws.  No Company has, either expressly or by operation of law, assumed or undertaken any Liability, including any obligation for corrective or remedial action, of any other Person relating to any Environmental Law.  No facts, events or conditions relating to the past or present facilities, properties or operations of any Company will prevent, hinder or limit continued compliance with any Environmental Law, give rise to any investigatory, remedial or corrective obligations pursuant to any Environmental Law, or give rise to any other Liabilities pursuant to any Environmental Law, including any relating to onsite or offsite releases or threatened releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage.

4.20                      Employees.  Schedule 4.20 sets forth the name, job title, current rate of direct compensation, date of commencement of employment, any change in compensation since January 1, 2008 and sick and vacation leave that is accrued and unused with respect to each Active Employee whose rate of direct compensation (including wages, salaries and actual or anticipated bonuses), plus the annual value of other benefits not made available to the applicable Company’s other employees generally, either exceeded $5,000 during the previous calendar year or is reasonably likely to exceed $5,000 during the current calendar year (determined, for such purposes, without regard to the Transactions).  No Company is or has been a party to or bound by any collective bargaining agreement.  No Company has experienced any strike, slowdown, picketing, work stoppage, employee grievance process, claim of unfair labor practice or other collective bargaining dispute.  There is no lockout of any employees by any Company, and no such action is contemplated by any Company.  No Company has committed any unfair labor practice.  To the Knowledge of any Company, (i) no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute and (ii) there is no organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of any Company.  To the Knowledge of any Company, no employee, officer or director of any Company is a party to or bound by any agreement that (iii) could adversely affect the performance of his or her duties as an employee, officer or director other than for the benefit of the Companies, (iv) could adversely affect the ability of any Company to conduct its businesses, (v) restricts or limits in any way the scope or type of work in which he or she may be engaged other than for the benefit of the Companies or (vi) requires him or her to transfer, assign or disclose information concerning his or her work to anyone other than any Company.  To the Knowledge of any Company, no employee of any Company has any plans to terminate employment with any Company.

4.21                      Employee Benefits

(a)           Schedule 4.21 lists each Employee Benefit Plan that any Company maintains or to which any Company contributes, has any obligation to contribute or has any other Liability.

(i) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) complies in form and in operation in all respects with the applicable requirements of ERISA, the Code and other applicable Laws.

(ii) All required reports and descriptions (including Form 5500 Annual Reports, summary annual reports, PBGC-1s and summary plan descriptions) have been timely filed and distributed appropriately with respect to each such Employee Benefit Plan.  The requirements of COBRA have been met with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan.

(iii) All contributions (including all employer contributions and employee salary reduction contributions) that are due have been paid to each such Employee Benefit Plan that is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date that are not yet due have been paid to each such Employee Pension Benefit Plan or accrued in accordance with the past custom and practice of the Companies.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan.

(iv) Each such Employee Benefit Plan that is an Employee Pension Benefit Plan meets the requirements of a “qualified plan” under Code § 401(a), has received a favorable determination letter from the IRS that it is such a “qualified plan,” and, to the Knowledge of any Company, there are no facts or circumstances that could result in the revocation of such determination letter.

(v) The market value of assets under each such Employee Benefit Plan that is an Employee Pension Benefit Plan (other than any Multiemployer Plan) equals or exceeds the present value of all vested and nonvested Liabilities thereunder determined in accordance with PBGC methods, factors, and assumptions applicable to an Employee Pension Benefit Plan terminating under the standard termination procedures of ERISA § 4041 on the date for determination.

(vi) No Company has any commitment, intention or understanding to modify or terminate any such Employee Benefit Plan.

(vii) The execution of the Transaction Documents and the performance of the Transactions will not constitute a triggering event under any such Employee Benefit Plan that (either alone or upon the occurrence of any additional or subsequent event) will or may result in any payment, “parachute payment” (as defined in Code § 280G), acceleration, vesting or increase in benefits to any employee, former employee or director of any Company.

(viii) Hague has delivered to Solterra correct and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the IRS, the Form 5500 Annual Reports and non-discrimination testing results for the two most recent plan years, and all related trust agreements, insurance contracts and other funding agreements that implement each such Employee Benefit Plan.

(b)           With respect to each Employee Benefit Plan that any Company (or any entity treated as a single employer with any Company for purposes of Code § 414) maintains or has maintained or to which any of them contributes, has contributed, or has been required to contribute or had any Liability:

(ix) No such Employee Benefit Plan that is an Employee Pension Benefit Plan has been completely or partially terminated or been the subject of a “reportable event” (as defined in ERISA § 4043) as to which notices would be required to be filed with the PBGC.  No Proceeding by the PBGC to terminate any such Employee Pension Benefit Plan has been commenced or, to the Knowledge of any Company, is threatened or anticipated.

(x) There has been no “prohibited transaction” (as defined in ERISA § 406 or Code § 4975) with respect to any such Employee Benefit Plan.  No “fiduciary” (as defined in ERISA § 3(21)) has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan.  No Proceeding with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of any Company, threatened or anticipated.  To the Knowledge of any Company, there is no basis for any such Proceeding.  There are no pending, or to the Knowledge of any Company, threatened or anticipated claims with respect to any such Employee Benefit Plan other than routine claims for benefits.

(xi) No Company has incurred and, to the Knowledge of any Company, no Company is reasonably likely to incur any Liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability as defined in ERISA § 4201) or under the Code with respect to any such Employee Benefit Plan that is an Employee Pension Benefit Plan.

(c)           No Company or any other member of the “controlled group” (as defined in Code § 1563) that includes any Company contributes, has contributed, has been required to contribute, or as a result of the Transactions will be required to contribute to any Multiemployer Plan or has any Liability (including withdrawal liability as defined in ERISA § 4201) under any Multiemployer Plan.  No Company maintains or has maintained or contributes, has contributed, has been required to contribute, or as a result of the Transactions will be required to contribute to any Employee Welfare Benefit Plan providing medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with COBRA).

4.22                      Transactions with Related Persons.  Except as set forth in Schedule 4.22, for the past five years, neither any shareholder, officer, director or employee of any Company nor any Related Person of any the foregoing has (i) owned any interest in any asset used in the business of any Company, (ii) been involved in any business or transaction with any Company or (iii) engaged in competition with any Company.  Except as set forth in Schedule 4.22, neither any shareholder, officer, director or employee of any Company nor any Related Person of any of the foregoing (iv) is a party to any Contract with, or has any claim or right against, any Company or (v) has any Indebtedness owing to any Company.  Except as set forth in Schedule 4.22, no Company (vi) has any claim or right against any shareholder, officer, director or employee of any Company or any Related Person of any of the foregoing or (vii) has any Indebtedness owing to any shareholder, officer, director or employee of any Company or any Related Person of any of the foregoing.

4.23                      Insurance.  Schedule 4.23 sets forth the following information with respect to each insurance policy (collectively, the “Insurance Policies”) to which any Company is a party, a named insured, covered or otherwise the beneficiary of coverage:  the name of the insurer, the policy number, the name of the policyholder, the period of coverage, and the amount of coverage.  Hague has delivered to Solterra true and complete copies of each Insurance Policy and each pending application of any Company for any insurance policy.  All premiums relating to the Insurance Policies have been timely paid.  Schedule 4.23 describes any self-insurance arrangements affecting any Company.  Each Company has been covered during the past ten years or such lesser period that it has been in business by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during such period and in compliance with all applicable laws.  The Companies are in compliance with all obligations relating to insurance created by Law or any Contract to which any Company is a party.  The Companies have delivered or made available to Solterra copies of loss runs and outstanding claims as of a recent date with respect to each Insurance Policy.

4.24                      No Brokers’ Fees.  No Company has any Liability for any fee, commission or payment to any broker, finder, consultant or agent with respect to the Transactions.

4.25                      Disclosure.  To the Knowledge of any Company, there is no impending change in any Company’s business, competitors, relations with employees, suppliers or customers, or in any Laws affecting any Company’s businesses that (i) has not been disclosed in the Schedules to the representations and warranties in this Article IV and (ii) has resulted in or is reasonably likely to result in any Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SOLTERRA

Solterra represents and warrants to Hague as follows:

5.1           Organization and Authority.  Solterra is a newly formed corporation and is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and it has not conducted any substantial business operation since its formation in May 2008, other than entering into a licensing contract with William Marsh Rice University.  Solterra has full corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. The execution and delivery by Solterra of each Transaction Document to which Solterra is a party and the performance by Solterra of the Transactions have been duly approved by all requisite corporate action of Solterra.  This Agreement constitutes the valid and legally binding obligation of Solterra, enforceable against Solterra in accordance with the terms of this Agreement.  Upon the execution and delivery by Solterra of each Transaction Document to which Solterra is a party, such Transaction Document will constitute the valid and legally binding obligation of Solterra, enforceable against Solterra in accordance with the terms of such Transaction Document.

5.2           No Conflicts.  Neither the execution and delivery of this Agreement nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time:  (i) violate any Law to which Solterra is subject; (ii) violate any Organizational Document of Solterra; or (iii)  violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Contract to which Solterra is a party or by which Solterra is bound or the performance of which is guaranteed by Solterra.  Other than HSR Act filings to the extent applicable, Solterra need not notify, make any filing with, or obtain any Consent of, any Person in order to perform the Transactions.

5.3           Litigation.  There is no Proceeding pending or, to the Knowledge of Solterra, threatened or anticipated against Solterra relating to or affecting the Transactions.

5.4           No Brokers’ Fees.  Solterra has no Liability for any fee, commission or payment to any broker, finder or agent with respect to the Transactions for which any party could be liable, except that advisory fees are being paid by Solterra pursuant to Section 5.7.

5.5           Investment Intent.  Solterra’s Shareholders are each acquiring Hague’s Capital Stock for its own account and not with a view to distribution of such Shares in violation of the Securities Act.

5.6           Share Ownership.  Immediately prior to the date hereof, all of the issued and outstanding shares of the common stock of Solterra are as described in Section 2.5.  To the best of Solterra’s knowledge, none of said shares are subject to any liens or encumbrances.  There are no outstanding options, warrants, notes or other convertible instruments to purchase additional shares of Solterra, except as described in Schedule 5.6.

5.7           Advisory Fee Agreement.  Phoenix Alliance Corp. has been acting as a financial consultant to Solterra since its inception, as an adviser to Stephen Squires before Solterra’s inception and as a founder of Solterra. Phoenix Alliance will receive cash compensation from Solterra for its services rendered both pre-incorporation and post incorporation.

ARTICLE VI
PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the date hereof and the Closing.

6.1           Best Efforts.  Each Party will use its best efforts to take all actions necessary, proper or advisable in order to perform the Transactions (including satisfaction, but not waiver, of the closing conditions set forth in Article VII).

6.2 Approvals and Consents.  As promptly as practicable after the date hereof, each Party will make all filings required by Law to be made by them in order to perform the Transactions contemplated to be performed on or before the Closing Date, including all applicable HSR Act filings.  Each Party will cooperate with the other Parties and their respective Representatives with respect to all filings that such other Parties make in connection with the Transactions. As promptly as practicable after the date hereof, each party will solicit all required board, stockholder and other applicable consents.  Each party will use its best efforts and will cooperate in all reasonable respects with each party, to obtain all such Consents; provided, however, that such cooperation will not include any requirement to pay any consideration, to agree to any undertaking or modification to a contract or permit or to offer or grant any financial accommodation not required by the terms of such contract or permit.

    6.3           Operation of Business.  Hague will:  (a) conduct the business of each Company only in the ordinary course of business; (b) use their best efforts to maintain the businesses, properties, physical facilities and operations of each Company, preserve intact the current business organization of each Company, keep available the services of the current officers, employees and agents of each Company, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders, creditors, employees, agents and others having business relationships with any Company; (c) confer with Solterra concerning matters of a material nature with respect to Hague; (d) confer with the Solterra with respect to, and provide the Solterra with copies of, Tax Returns before filing and refrain from making any material new election with respect to Taxes; and (e) deliver to the Solterra monthly financial statements of the Companies as they become available to Hague and otherwise report periodically to the Solterra concerning the status of the businesses, operations and finances of each Company.

6.4           Full Access.  Hague will: (a) permit the Solterra and its Representatives to have full access to all premises, properties, personnel (including the opportunity to discuss the affairs of the Companies with such personnel), books, records, Contracts, documents and data of or pertaining to each Company, (b) furnish Solterra and its Representatives with copies of all such books, records, Tax Returns, Contracts, documents and data as Solterra may reasonably request, (c) furnish Solterra and its Representatives with such additional financial, operating, and other data and information (including compilations and analyses thereof) as Solterra may reasonably request and (d) afford Solterra and its Representatives full access to perform appropriate environmental inspections on all Real Property.

    6.5           Notice of Developments.  Hague will immediately notify Solterra in writing of (a) any fact or condition existing prior to or on the date hereof that constitutes a breach of any representation or warranty of any party to this Agreement and (b) any fact or condition developing after the date hereof that would constitute a breach of any representation or warranty of any parties to this Agreement if such representation or warranty were made on the date of the occurrence or discovery of such fact or condition.

    6.6           Exclusivity.  Hague agrees that it will not, and will cause its Representatives, each Company, and each Company’s Representatives not to, directly or indirectly:  (a) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than Solterra and its Affiliates and Representatives) relating to any transaction involving the sale of any equity interest or assets (other than the sale of Inventory in the ordinary course of business) of any Company or any acquisition, divestiture, merger, share exchange, consolidation, business combination, recapitalization, redemption, financing or similar transaction involving any Company (in each case, an “Acquisition Proposal”); or (b) participate in any discussion or negotiation regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any Acquisition Proposal.  If any Person makes an Acquisition Proposal, the parties will immediately notify Solterra of such Acquisition Proposal and all related details.

    6.7           Confidentiality, Press Releases and Public Announcements.  Each Party will, and will cause its respective Representatives to, maintain in confidence all information received from another Party, a company or a Representative of another Party or a company in connection with this Agreement or the Transactions (including the existence and terms of this Agreement and the Transactions) and use such information solely to evaluate the Transactions, unless (a) such information is already known to the receiving Party or its Representatives, (b) such information is subsequently disclosed to the receiving Party or its Representatives by a third party that, to the Knowledge of the receiving Party, is not bound by a duty of confidentiality, (c)_ such information becomes publicly available through no fault of the receiving Party, (d) the receiving Party in good faith believes that the use of such information is necessary or appropriate in making any filing or obtaining any Consent required for the performance of the Transactions (in which case the receiving Party will use its best efforts to advise the other Parties prior to making the disclosure) or (e) the receiving Party in good faith believes that the furnishing or use of such information is required by or necessary or appropriate in connection with any Proceeding, Law or any listing or trading agreement concerning its publicly-traded securities (in which case the receiving Party will use its best efforts to advise the other Parties prior to making the disclosure).  No Party will issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Solterra provided, however, that any Party may make any public disclosure it believes in good faith is required by Law or any listing or trading agreement concerning its publicly-traded securities (in which case such Party will use its best efforts to advise the other Parties prior to making the disclosure).  The parties will consult with each other concerning the means by which any employee, customer or supplier of any Company or any other Person having any business relationship with any Company will be informed of the Transactions, and Solterra will have the right to be present for any such communication.

6.8           Closing Balance Sheet.  No later than three Business Days prior to the Closing Date, Hague will deliver to Solterra a good faith, written estimate of its Closing Balance Sheet (“Closing Balance Sheet”), together with supporting work papers and any other related documentation requested by Solterra.

ARTICLE VII

CLOSING CONDITIONS

    7.1           Conditions to Solterra’s Obligations.  Solterra’s obligation to perform the Transactions contemplated to be performed on or before the Closing Date is subject to satisfaction, or written waiver by Solterra, of each of the following conditions:

(a) (i) all of the representations and warranties of Hague in Article IV must have been accurate in all material respects as of the date hereof and must be accurate in all material respects as if made on the Closing Date, (ii) Hague must have performed and complied with all of its covenants and agreements in this Agreement to be performed prior to or at the Closing and (iii) Hague must deliver to Solterra at the Closing a certificate, in form and substance reasonably satisfactory to Solterra, confirming satisfaction, with respect to Hague of the conditions in clauses (i) and (ii) above; provided, however, that such certificate, for purposes of the obligations under Article X, will certify that all of the representations and warranties of Hague in Article IV are accurate in all respects as if made on the Closing Date;

(b) each of the following documents must have been delivered to Solterra and dated as of the Closing Date (unless otherwise indicated):

(i) Hague’s Conversion Shares shall be delivered at closing or promptly thereafter in the name of each Solterra Shareholder in the amount required by Section 2.5;

(ii) the minute books and capital ledger of Hague and each subsidiary;

(iii) resignations and general releases signed by each Hague officer and director in form satisfactory to Solterra and the elections of a new Board of Directors satisfactory to the Solterra shareholders’ Representative;

(iv) Good Standing Certificates of Hague and each subsidiary, if any;

(v) Draft of Form 8-K in compliance with applicable securities laws;

(vi) all consents to the Transactions shall be obtained by Hague in form and substance reasonably satisfactory to Solterra; and

(vii) such other documents as Solterra may reasonably request for the purpose of (A) evidencing the accuracy of the Hague’s representations and warranties, (B) evidencing Hague’s performance of, and compliance with, any covenant or agreement required to be performed or complied with by Hague; and.

(c)           since the date hereof, there must not have been an event that has caused a Material Adverse Effect or could reasonably be expected to result in a Material Adverse Effect;

(d)           there must not be any Proceeding pending or threatened against Solterra or any of its Affiliates that (i) challenges or seeks damages or other relief in connection with any of the Transactions or (ii) may have the effect of preventing, delaying, making illegal or interfering with any of the Transactions;

(e)           the performance of the Transactions must not, directly or indirectly, with or without notice or lapse of time, violate any Law;

(f)           Hague is a clean shell without any liabilities as of the Closing Date;

(g)           the completion of the financing described in Article II, Section 2.8;

(h)           Satisfaction by Solterra Shareholder Representative that the Exchange will be tax-free under the Code; and

(i)           Hague is current with all reports required to be filed under the Securities Exchange Act of 1934, as amended.

7.2           Conditions to Hague’s Obligations.  Hague’s obligations to perform the Transactions contemplated to be performed on or before the Closing Date are subject to satisfaction, or written waiver by Hague of the following conditions:

(a)           (i)           all of the representations and warranties of Solterra in this Agreement must have been accurate in all material respects as of the date hereof and must be accurate in all material respects as if made on the Closing Date, (ii) Solterra must have performed and complied with all of its covenants and agreements in this Agreement to be performed prior to or at the Closing, and (iii) Solterra must deliver to Hague at the Closing a certificate, in form and substance reasonably satisfactory to Hague, confirming satisfaction of the conditions in clauses (i) and (ii) above; provided, however, that such certificate, for purposes of the obligations under Article X, will certify that all of the representations and warranties of Solterra in this Agreement are accurate in all respects as if made on the Closing Date;

ARTICLE VIII

TERMINATION

8.1           Termination Events.  This Agreement may, by written notice given to the non-terminating Parties prior to the Closing, be terminated:

(a)           by (i) Solterra, if any representation or warranty made by Hague is inaccurate in any material respect or Hague has breached any covenant or agreement in this Agreement in any material respect;

(b)           By Hague, if any representation or warranty made by Solterra or any Solterra Shareholder is inaccurate in any respect or Solterra or any Solterra Shareholder has breached any material covenant or agreement in this Agreement in any material respect; or

(c) by mutual consent of the parties.

8.2           Effect of Termination.  If this Agreement is terminated pursuant to Section 8.2, all further obligations of the Parties under this Agreement will terminate; provided, however, that the obligations in Section 6.7 (confidentiality) and Article XI (miscellaneous) will survive the termination.  Nothing contained herein will release any Party from any Liability for any breach of any representation, warranty, covenant or agreement in this Agreement.

ARTICLE IX

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing:

9.1           Litigation Support.  If any Party is evaluating, pursuing, contesting or defending against any Proceeding in connection with (a) any Transaction or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving any Party, then upon the request of such party, each other Party will cooperate with the requesting Party and its counsel in the evaluation, pursuit, contest or defense, make available its personnel, and provide such testimony and access to its books and records as may be necessary in connection therewith. The requesting Party will reimburse each other Party for its out-of-pocket expenses related to such cooperation (unless the requesting Party is entitled to indemnification hereunder.

9.2           Transition.  No Party will take any action that is designed or intended to have the effect of discouraging any lessor, lessee, employee, Governmental Body, licensor, licensee, customer, supplier or other business associate of any Company from maintaining the same relationships with the Parties after the Closing as it maintained with the Parties prior to the Closing.  Each Party will refer all inquiries relating to the businesses of the Parties to Solterra from and after the Closing.

9.3           Confidentiality.  Each Party will, and will cause its Affiliates and Representatives to, maintain the confidentiality of the Confidential Information at all times, and will not, directly or indirectly, use any Confidential Information for its own benefit or for the benefit of any other Person or reveal or disclose any Confidential Information to any Person other than authorized Representatives of Solterra, except in connection with this Agreement or with the prior written consent of Solterra.  The covenants in this Section 9.3 will not apply to Confidential Information that (a) is or becomes available to the general public through no breach of this Agreement by such party or any of its Affiliates or Representatives or, to the Knowledge of such party, breach by any other Person of a duty of confidentiality to Solterra or (b) such party is required to disclose by applicable Law; provided, however, that such party will notify Solterra in writing of such required disclosure as much in advance as practicable in the circumstances and cooperate with Solterra to limit the scope of such disclosure.  At any time that Solterra may request, each party will, and will cause its Affiliates and Representatives to, turn over or return to Solterra all Confidential Information in any form (including all copies and reproductions thereof) in their possession or control.

ARTICLE X

INDEMNIFICATION

10.1                      Indemnification.  After the Closing and subject to the terms and conditions of this Article X:

(a)           Gregory Chapman, (the “Indemnifying Party”) will indemnify and hold harmless Solterra, and their respective Affiliates and Representatives from, and pay and reimburse Solterra, and their respective Affiliates and Representatives for, all Losses, directly or indirectly, relating to or arising from: (i) any breach or inaccuracy, or any allegation of any third party that, if true, would be a breach or inaccuracy, of any representation or warranty made by Hague in Article IV or in the Closing Balance Sheet as described in Section 6.8; (ii) any breach or inaccuracy, or any allegation of any third party that, if true, would be a breach or inaccuracy, of the certificate delivered by Hague pursuant to Section 7.1; or (iii) any breach of any covenant or agreement of Hague in this Agreement.

10.2                      Survival and Time Limitations.  All representations, warranties, covenants and agreements of the parties in this Agreement or any other certificate or document delivered pursuant to this Agreement will survive the Closing and will last for a period of three years.

10.3                      Limitations on Indemnification

.  The Indemnifying Party will have no Liability with respect to the matters described in Section 10.1 until the total of all Losses with respect to such matters exceeds $10,000 (the “Basket”), at which point the Indemnifying Party will be obligated to indemnify for all Losses, to the extent the Losses exceed the amount of the Basket.

           10.4                      Third-Party Claims.

(a)           If a third party commences a lawsuit or arbitration (a “Third-Party Claim”) against any Person (the “Indemnified Party”) with respect to any matter that the Indemnified Party might make a claim for indemnification against the Indemnifying Party under this Article X, then the Indemnified Party must notify the Indemnifying Party in writing of the existence of such Third-Party Claim and must deliver copies of any documents served on the Indemnified Party with respect to the Third-Party Claim; provided, however, that any failure to notify the Indemnifying Party or deliver copies will not relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is materially prejudiced by such failure.

(b)           Upon receipt of the notice described in Section (a), the Indemnifying Party will have the right to defend the Indemnified Party against the Third-Party Claim with counsel reasonably satisfactory to the Indemnified Party so long as (i)  within ten days after receipt of such notice, the Indemnifying Party notifies the Indemnified Party in writing that the Indemnifying Party will, subject to the limitations contained herein, indemnify the Indemnified Party from and against any Losses the Indemnified Party may incur relating to or arising out of the Third-Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third-Party Claim and fulfill its indemnification obligations hereunder, (iii) the Indemnifying Party is not a party to the Proceeding or the Indemnified Party has determined in good faith that there would be no conflict of interest or other inappropriate matter associated with joint representation, (iv) the Third-Party Claim does not involve, and is not likely to involve, any claim by any Governmental Body, (v) the Third-Party Claim involves only money damages and does not seek an injunction or other equitable relief, (vi) settlement of, or an adverse judgment with respect to, the Third-Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, (vii) the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently and (viii) the Indemnifying Party keeps the Indemnified Party apprised of all developments, including settlement offers, with respect to the Third-Party Claim and permits the Indemnified Party to participate in the defense of the Third-Party Claim.

(c)           So long as the Indemnifying Party is conducting the defense of the Third-Party Claim (i) the Indemnifying Party will not be responsible for any attorneys’ fees incurred by the Indemnified Party regarding the Third-Party Claim (other than attorneys’ fees incurred prior to the Indemnifying Party’s assumption of the defense and (ii) neither the Indemnified Party nor the Indemnifying Party will consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the other party, which consent will not be withheld unreasonably.  If the Indemnified Party desires to consent to the entry of judgment with respect to or to settle a Third-Party Claim but the Indemnifying Party refuses, then the Indemnifying Party will be responsible for all Losses with respect to such Third-Party Claim, without giving effect to the Basket.

(d) If any condition herein is or becomes unsatisfied, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third-Party Claim in any manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically (but no less often than monthly) for the costs of defending against the Third-Party Claim, including attorneys’ fees and expenses, and (iii) the Indemnifying Party will remain responsible for any Losses the Indemnified Party may incur relating to or arising out of the Third-Party Claim to the fullest extent provided in this Article X.

    10.5                      Other Indemnification Matters.  Any claim for indemnification under this Article X must be asserted by providing written notice to the other parties specifying the factual basis of the claim in reasonable detail to the extent then known by the Person asserting the claim.  The right to indemnification will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the date hereof, with respect to any representation, warranty, covenant or agreement in this Agreement.  THE INDEMNIFICATION PROVISIONS IN THIS ARTICLE X WILL BE ENFORCEABLE REGARDLESS OF WHETHER ANY PERSON ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR ITS AFFILIATES, OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED ON THE PERSON SEEKING INDEMNIFICATION OR ITS AFFILIATES.  THE WAIVER OF ANY CONDITION BASED ON THE ACCURACY OF ANY REPRESENTATION OR WARRANTY, OR ON THE PERFORMANCE OF OR COMPLIANCE WITH ANY COVENANT OR AGREEMENT, WILL NOT AFFECT THE RIGHT TO INDEMNIFICATION, PAYMENT OF DAMAGES, OR OTHER REMEDY BASED ON ANY SUCH REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT.  If any party liquidates or dissolves at any time when any Liability of such party with respect to this Article X may thereafter arise or be determined, then at the time of such liquidation or dissolution, such party will cause its shareholders, members, partners or other equity holders or distributees of such party’s assets, as the case may be, to take such assets subject to such Liabilities ratably in proportion to the assets received; provided, however, that the failure on behalf of any party to comply with the covenant set forth in this sentence will in no way reduce such party’s obligations in this Agreement.

10.5                      Exclusive Remedy. After the Closing, this Article X will provide the exclusive legal remedy for the matters covered by this Article X, except for claims based upon fraud.  This Article X will not affect any remedy any Party may have under this Agreement prior to the Closing or upon termination of this Agreement or any equitable remedy available to any Party.

ARTICLE XI

MISCELLANEOUS

11.1                      Further Assurances.  Each Party agrees to furnish upon request to any other Party such further information, to execute and deliver to any other Party such other documents, and to do such other acts and things, all as any other Party may reasonably request for the purpose of carrying out the intent of the Transaction Documents.

11.2                      No Third-Party Beneficiaries.  This Agreement does not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns and, as expressly set forth in this Agreement, any Indemnified Party.

11.3                      Entire Agreement.  The Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter of the Transaction Documents and supersede all prior agreements (whether written or oral and whether express or implied) among any Parties to the extent related to the subject matter of the Transaction Documents (including any letter of intent or confidentiality agreement).

11.4                      Successors and Assign.  This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.  No party may assign, delegate or otherwise transfer (whether by operation of law or otherwise) any of such party’s rights, interests or obligations in this Agreement without the prior written approval of the other party.

11.5                      Counterparts.  This Agreement may be executed by the Parties in multiple counterparts and shall be effective as of the date set forth above when each Party shall have executed and delivered a counterpart hereof, whether or not the same counterpart is executed and delivered by each Party.  When so executed and delivered, each such counterpart shall be deemed an original and all such counterparts shall be deemed one and the same document.  Transmission of images of signed signature pages by facsimile, e-mail or other electronic means shall have the same effect as the delivery of manually signed documents in person.

11.6                      Notices.  Any notice pursuant to this Agreement must be in writing and will be deemed effectively given to another Party on the earliest of the date (a) three Business Days after such notice is sent by registered U.S. mail, return receipt requested, (b) one Business Day after receipt of confirmation if such notice is sent by facsimile, (c)one Business Day after delivery of such notice into the custody and control of an overnight courier service for next day delivery, (d) one Business Day after delivery of such notice in person and (e) such notice is received by that Party; in each case to the appropriate address below (or to such other address as a Party may designate by notice to the other Parties):

If to Hague:
to the address specified herein on page 1.
Phone: 204-951-1544

with a copy to:
Randall J. Lanham, Esq.
28562 Oso Parkway
Unit D
Rancho Santa Margarita, CA 92688
Phone:  949-858-6773
Fax: 949-858-6773

If to Solterra:
   to the address specified herein on page 1.
Phone: ___________________
Fax: ______________________

with a copy to Solterra’s counsel:

Morse & Morse, PLLC
1400 Old Country Road, Suite 302
Westbury, NY 11590
Phone:                        516-487-1446
Fax:                        516-487-1452
Attn:  Steven Morse, Esq.

If to Indemnitor:
to the address(es) specified on page 1.

11.7                      JURISDICTION; SERVICE OF PROCESS

.  EACH PARTY (A)  CONSENTS TO THE PERSONAL JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN NEW YORK CITY (AND ANY CORRESPONDING APPELLATE COURT) IN ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT, (B) WAIVES ANY VENUE OR INCONVENIENT FORUM DEFENSE TO ANY PROCEEDING MAINTAINED IN SUCH COURTS AND (C) EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, AGREES NOT TO INITIATE ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT IN ANY OTHER COURT OR FORUM.  PROCESS IN ANY SUCH PROCEEDING MAY BE SERVED ON ANY PARTY ANYWHERE IN THE WORLD.

11.8                      Governing Law.  This Agreement will be governed by the laws of the State of Nevada without giving effect to any choice or conflict of law principles of any jurisdiction.

11.9                      Amendments and Waivers.  No amendment of any provision of this Agreement will be valid unless the amendment is in writing and signed by the Parties.  No waiver of any provision of this Agreement will be valid unless the waiver is in writing and signed by the waiving Party.  The failure of a Party at any time to require performance of any provision of this Agreement will not affect such Party’s rights at a later time to enforce such provision.  No waiver by any Party of any breach of this Agreement will be deemed to extend to any other breach hereunder or affect in any way any rights arising by virtue of any other breach.

11.10                      Severability.  Any provision of this Agreement that is determined by any court of competent jurisdiction to be invalid or unenforceable will not affect the validity or enforceability of any other provision hereof or the invalid or unenforceable provision in any other situation or in any other jurisdiction. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.11                      Expenses.  Each Party will bear its own share of expenses incurred in connection with the Transactions contemplated to be performed before or on the Closing Date.   In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

    11.12                      Construction.  The article and section headings in this Agreement are inserted for convenience only and are not intended to affect the interpretation of this Agreement.  Any reference in this Agreement to any Article or Section refers to the corresponding Article or Section of this Agreement.  Any reference in this Agreement to any Schedule or Exhibit refers to the corresponding Schedule or Exhibit attached to this Agreement and all such Schedules and Exhibits are incorporated herein by reference.  The word “including” in this Agreement means “including without limitation.”  This Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision in this Agreement.  Unless the context requires otherwise, any reference to any Law will be deemed also to refer to all amendments and successor provisions thereto and all rules and regulations promulgated thereunder, in each case as in effect as of the date hereof and the Closing Date.  All accounting terms not specifically defined in this Agreement will be construed in accordance with GAAP as in effect on the date hereof (unless another effective date is specified herein).  The word “or” in this Agreement is disjunctive but not necessarily exclusive.  All words in this Agreement will be construed to be of such gender or number as the circumstances require.  References in this Agreement to time periods in terms of a certain number of days mean calendar days unless expressly stated herein to be Business Days.  In interpreting and enforcing this Agreement, each representation and warranty will be given independent significance of fact and will not be deemed superseded or modified by any other such representation or warranty.

    11.13                      Specific Performance.  Each Party acknowledges that the other Parties would be damaged irreparably and would have no adequate remedy of law if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached.  Accordingly, each Party agrees that the other Parties will be entitled to an injunction to prevent any breach of any provision of this Agreement and to enforce specifically any provision of this Agreement, in addition to any other remedy to which they may be entitled and without having to prove the inadequacy of any other remedy they may have at law or in equity and without being required to post bond or other security.

11.14                      Solterra Shareholders’ Representative.

           Each Solterra Shareholder hereby appoints Stephen B. Squires, as the “Solterra Shareholders’ Representative” as such party’s Agent and attorney-in-fact, with full power of substitution, for all purposes set forth in this Agreement, including the full power and authority (i) to perform the Transactions to be performed by each Solterra Shareholder under this Agreement, (ii) to execute and deliver on behalf of each Solterra Shareholder any amendment or waiver under this Agreement and to agree to resolution of all claims hereunder, (iii) to retain legal counsel and other professional services, in connection with the performance by the Solterra Shareholders’ Representative of this Agreement and to do each and every act (including the execution and delivery of the certificates required herein, if any,) and exercise all rights which each Solterra Shareholder is permitted or required to do or exercise under this Agreement.  The power and authority granted hereunder will be exclusive and no Solterra Shareholder shall be entitled to exercise any right under this Agreement except through the Solterra Shareholders’ Representative.

11.15                      Disclaimer of Representations and Warranties. Hague has conducted an independent investigation of the License Agreement with William Marsh Rice University, (collectively, the “Investigated Items”).  In making its determination to proceed with the transactions contemplated by this Agreement, Hague has relied solely upon the results of such investigation and the representations, warranties, schedules, covenants and agreements of Solterra that are expressly set forth in this Agreement.  Such representations and warranties constitute the sole and exclusive representations and warranties of Solterra in connection with the transactions contemplated by this Agreement and the Investigated Items.  Hague understands that the neither Solterra nor either of the Solterra Shareholders make any representations or warranties with respect to any projections, forecasts or forward-looking information about Solterra or the investigated items.  There is no assurance that any projected or forecasted results will be achieved. EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT, HAGUE IS ACCEPTING THE ASSETS AND LIABILITIES OF SOLTERRA ON AN “AS IS, WHERE IS BASIS”, AND SOLTERRA AND THE SOLTERRA SHAREHOLDERS DISCLAIM ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTIES, WHETHER EXPRESS OR IMPLIED.  SOLTERRA AND THE SOLTERRA SHAREHOLDERS MAKE NO REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE REGARDING ANY OF THE ASSETS OF SOLTERRA AND NO IMPLIED WARRANTIES WHATSOEVER.  Without limiting the generality of the foregoing, Hague is thoroughly familiar with the assets of Solterra and the Investigated Items and understand that Solterra’s assets are being indirectly accepted “AS IS.  Hague acknowledges that neither Solterra, nor the Solterra Shareholders or any of their representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts, summaries, presentations or schedules heretofore made available by Solterra.

The Parties have executed and delivered this Agreement of Reorganization as of the date first written above.

SOLTERRA RENEWAL TECHOLOGIES, INC By :______________________________________ Stephen B. Squires, President	For purposes of accepting the appointment as the Solterra Shareholders’ Representative hereunder Stephen B. Squires
HAGUE, CORP. By :______________________________________ Greg Chapman, President
SOLTERRA SHAREHOLDERS By :______________________________________ Stephen B. Squires
PHOENIX ALLIANCE CORP. By :______________________________________ Andrew McKinnon, President
:______________________________________ Steven Morse

   :______________________________________
      Lester Morse

   :______________________________________
      Adrienne Grody

   :______________________________________
      Brian Lukian

    :______________________________________
      Barry Laughren

Indemnitor:

Gregory Chapman________________________